                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1995

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            for the transition period from __________ to __________.

                          Commission File No.: 3-37791

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                        CAMBREX CORPORATION SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the the plan and the address of its principal executive office:


                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

                              REQUIRED INFORMATION



(A)     FINANCIAL STATEMENTS FOR THE PLAN

        Independent auditors' report

        Statement of Net Assets available for Plan Benefits at December 31, 1995

        Statement of Net Assets available for Plan Benefits at December 31, 1994

        Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1995.

        Statement of Changes in Net Assets available for Plan Benefits for the year ended December 31, 1994

        Notes to financial statements

        Schedule 1 - Schedule of Assets Held for Investment Purposes

        Schedule 2 - Schedule of 5% Reportable Transactions

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        Cambrex Corporation Savings Plan



Date  April 24 , 1997                   /s/ Peter Tracey
    ------------------------            ------------------------
                                        Peter tracey;
                                        Member
                                        Administration Committee

                       CAMBREX CORPORATIONS SAVINGS PLAN


                              Financial Statements

                  For the years ended December 31, 1995 and 1994

                        CAMBREX CORPORATION SAVINGS PLAN

                                     INDEX

                                                                                              Page No.
                                                                                              --------
Report of Independent Accountants                                                                 1

Financial Statements:

Statement of Net Assets Available for Plan Benefits With Fund Information
      as of December 31, 1995                                                                     2

Statement of Net Assets Available for Plan Benefits With Fund Information
      as of December 31, 1994                                                                     3

Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information for the year ended December 31, 1995                                  4

Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information for the year ended December 31, 1994                                  5

Notes to Financial Statements                                                                    6-11

Supplemental Schedules:

      Schedule 1 - Item 27(a) - Schedule of Assets Held for Investment Purposes                   12
      Schedule 2 - Item 27(d) - Schedule of 5% Reportable Transactions                            13

                       REPORT OF INDEPENDENT ACCOUNTANTS
                                  -----------

To the Board of Directors of
Cambrex Corporation:

We have audited the accompanying statements of net assets available for plan benefits of The Cambrex Corporation Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        COOPERS & LYBRAND L.L.P.


Parsippany, New Jersey
June 28, 1996

                        CAMBREX CORPORATION SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits With Fund Information

                            As of December 31, 1995


                                                                                 Fidelity Investments
                                                                            --------------------------------------------
                                                                            Travelers         Cambrex         Cambrex
                                                         Total Funds          G.I.C.         Stock-ER         Stock-EE
                                                         -----------        ---------        --------         --------
Assets:
   Investments
      Participation in Fidelity Investments                 $38,754,239       1,529,680       11,789,375       3,526,277



Other:
   Employee Loans receivable                                  1,241,953

                                                             ----------       ---------       ----------       ---------
                                                             39,996,192       1,529,680       11,789,375       3,526,277

Liabilities:
   Employee excess contributions payable                          3,384                                            1,227

                                                             ----------       ---------       ----------       ---------
      Net assets available for plan benefits                $39,992,808       1,529,680       11,789,375       3,525,050
                                                             ----------       ---------       ----------       ---------

Number of units outstanding                                                   1,529,680          415,898         124,337

Net asset value per unit                                                          $1.00           $28.35          $28.35



                                                                         Fidelity Investments
                                                --------------------------------------------------------------------------------
                                                               Growth        Asset        Gov't          Short &
                                                Magellan      & Income      Manager     Money Mkt      Interm Gov't    Loans
                                                --------      --------      -------     ---------      ------------    -----
Assets:
   Investments
      Participation in Fidelity Investments      5,740,681     7,980,187     4,462,748    3,245,103         480,188



Other:
   Employee Loans receivable                                                                                           1,241,953


                                                 ---------     ---------     ---------    ---------         -------    ---------
                                                 5,740,681     7,980,187     4,462,748    3,245,103         480,188    1,241,953

Liabilities:
   Employee excess contributions payable               139         1,320           656           42

                                                 ---------     ---------     ---------    ---------         -------    ---------

      Net assets available for plan benefits     5,740,542     7,978,867     4,462,092    3,245,061         480,188    1,241,953
                                                 ---------     ---------     ---------    ---------         -------    ---------

Number of units outstanding                         66,768       295,016       281,561    3,245,103          49,864
                                                    ------       -------       -------    ---------          ------

Net asset value per unit                            $85.98        $27.05        $15.85        $1.00           $9.63
                                                    ------        ------        ------        -----           -----





   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        CAMBREX CORPORATION SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits With Fund Information

                             As of December 31, 1994


                                                                                      Fidelity Investments
                                                                      -----------------------------------------------------------
                                                                      Travelers        Cambrex         Cambrex
                                                   Total Funds          G.I.C.         Stock-ER        Stock-EE        Magellan
                                                  -----------         ---------        --------        --------        --------
Assets:
   Investments
      Participation in Fidelity Investments           $29,168,170       2,736,244       7,414,245       2,859,281       3,355,797



Other:
   Employee Loans receivable                            1,008,305


                                                       ----------       ---------       ---------       ---------       ---------
                                                       30,176,475       2,736,244       7,414,245       2,859,281       3,355,797

Liabilities:
   Employee excess contributions payable                    8,541             221                           6,592             458
                                                       ----------       ---------       ---------       ---------       ---------

      Net assets available for plan benefits          $30,167,934       2,736,023       7,414,245       2,852,689       3,355,339
                                                      -----------       ---------       ---------       ---------       ---------

Number of units outstanding                                             2,736,244         413,056         159,285          50,236
                                                                        ---------         -------         -------          ------

Net asset value per unit                                                    $1.00          $17.95          $17.95          $66.80
                                                                            -----          ------          ------          ------



                                                                                    Fidelity Investments
                                                     ----------------------------------------------------------------------------
                                                       Growth           Asset           Gov't            Short &
                                                      & Income         Manager        Money Mkt       Interm Gov't        Loans
                                                     ----------       ---------       ---------       ------------     ----------
Assets:
   Investments
      Participation in Fidelity Investments           5,371,077       4,279,032       2,737,452         415,042



Other:
   Employee Loans receivable                                                                                          1,008,305

                                                      ---------       ---------       ---------         -------       ---------
                                                      5,371,077       4,279,032       2,737,452         415,042       1,008,305

Liabilities:
   Employee excess contributions payable                    158             394             718


                                                      ---------       ---------       ---------         -------       ---------

      Net assets available for plan benefits          5,370,919       4,278,638       2,736,734         415,042       1,008,305
                                                      ---------       ---------       ---------         -------       ---------



Number of units outstanding                             254,674         309,402       2,737,452          45,212
                                                        -------         -------       ---------          ------

Net asset value per unit                                 $21.09          $13.83           $1.00           $9.18
                                                         ------          ------           -----           -----










   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        CAMBREX CORPORATION SAVINGS PLAN

    Statement of Changes in Net Assets Available for Plan Benefits With Fund
                                   Information

                      For the Year Ended December 31, 1995


                                                                                   Fidelity Investments
                                                                    -----------------------------------------------------------
                                                                      Travelers       Cambrex         Cambrex
                                                Total Funds             G.I.C.        Stock-ER       Stock-EE         Magellan
                                                -----------         -----------     -----------    -----------      -----------
ADDITIONS:

Contributions:
            Employee                                $2,766,215                                         402,806        645,778
            Rollovers                                  121,137                                          70,589         28,832
            Employer                                 1,440,771                        1,440,771
                                                   -----------         ---------      ---------      ---------      ---------
                 Total Contributions                 4,328,123                        1,440,771        473,395        674,610

Net Appreciation (Depreciation) in
            the fair value of Investments            8,893,030                        4,276,669      1,491,042        930,962
Interest & Dividends                                 1,142,356           100,722                                      325,482
Loan Interest                                           70,921                            4,458          6,032          9,807

Loan issuances                                                           (45,333)                      (76,909)      (136,026)
Loan repayments                                                                          34,079         44,547         63,092
Forfeiture usage                                        (6,194)           (1,353)        (2,055)                          (63)
Transfer among funds                                                    (889,630)       (10,308)        62,807        860,161
                                                   -----------         ---------      ---------      ---------      ---------

                 TOTAL ADDITIONS                    14,428,236          (835,594)     5,743,614      2,000,914      2,728,025
                                                   -----------         ---------      ---------      ---------      ---------

DEDUCTIONS:

Participants' withdrawals                           (4,603,362)         (370,749)    (1,368,484)    (1,328,553)      (342,822)
                                                   -----------         ---------      ---------      ---------      ---------

                 NET ADDITIONS                       9,824,874        (1,206,343)     4,375,130        672,361      2,385,203

Net assets available for plan benefits
            at beginning of year                    30,167,934         2,736,023      7,414,245      2,852,689      3,355,339
                                                   -----------         ---------      ---------      ---------      ---------

Net assets available for plan benefits
            at end of year                         $39,992,808         1,529,680     11,789,375      3,525,050      5,740,542
                                                   ===========         =========      =========      =========      =========


                                                                            Fidelity Investments
                                                ---------------------------------------------------------------------------
                                                  Growth              Asset           Gov't            Short &
                                                & Income             Manager        Money Mkt       Interm Gov't     Loans
                                                --------             -------        ---------       ------------    -------
ADDITIONS:
Contributions:
            Employee
            Rollovers
            Employer                                724,709           450,205           500,446         42,271
                 Total Contributions                 18,791             2,925

                                                 ----------           -------           -------        -------      -------
Net Appreciation (Depreciation) in                  743,500           453,130           500,446         42,271
            the fair value of Investments
Interest & Dividends
Loan Interest                                     1,602,444           570,979                           20,934
                                                    382,482           130,292           172,117         31,261
Loan issuances                                       18,434            11,772            19,364          1,054
Loan repayments
Forfeiture usage                                   (209,522)          (93,214)         (131,560)        (9,936)      702,500
Transfer among funds                                130,230            54,750            84,255          8,114      (419,067)
                                                     (1,506)             (826)             (391)
                 TOTAL ADDITIONS                    460,404          (568,055)          107,758        (23,137)
                                                 ----------           -------           -------        -------      -------

DEDUCTIONS:                                       3,126,466           558,828           751,989         70,561       283,433
                                                 ----------           -------           -------        -------      -------

Participants' withdrawals

                 NET ADDITIONS                     (518,518)         (375,374)         (243,662)        (5,415)      (49,785)
                                                 ----------           -------           -------        -------      -------

Net assets available for plan benefits            2,607,948           183,454           508,327         65,146       233,648
            at beginning of year

Net assets available for plan benefits            5,370,919         4,278,638         2,736,734        415,042     1,008,305
            at end of year
                                                 ----------           -------           -------        -------      -------
                                                  7,978,867         4,462,092         3,245,061        480,188     1,241,953
                                                 ==========           =======           =======        =======      =======







   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        CAMBREX CORPORATION SAVINGS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits With Fund
                                  Information

                      For the Year Ended December 31, 1994


                                                                                  Fidelity Investments
                                                            -------------------------------------------------------------------
                                                              Travelers          Cambrex           Cambrex
                                          Total Funds           G.I.C.           Stock-ER          Stock-EE          Magellan
                                          -----------        -----------        -----------       -----------        -----------
ADDITIONS:

Contributions:
     Employee                               $2,682,289                                               279,891           571,918
     Rollovers                                 453,068                                                88,008           146,652
     Employer                                1,444,290                           1,444,290
                                           -----------       -----------       -----------       -----------       -----------

          Total Contributions                4,579,647                           1,444,290           367,899           718,570

Net Appreciation (Depreciation) in
     the fair value of Investments           1,103,449                           1,502,072           584,680          (186,808)
Interest & Dividends                           974,984           153,462               423               158           123,702
Loan Interest                                   61,064                               8,968             2,711             8,299

Loan issuances                                                   (93,511)                            (33,371)          (86,643)
Loan repayments                                                                     42,478            12,755            30,846
Forfeiture usage                                 3,390              (223)            6,315                32            (1,138)
                                                                (318,866)          (79,152)           43,252           281,951
                                           -----------       -----------       -----------       -----------       -----------
Transfer among funds

          TOTAL ADDITIONS                    6,722,534          (259,138)        2,925,394           978,116           888,779
                                           -----------       -----------       -----------       -----------       -----------

DEDUCTIONS:

Participants' withdrawals                   (3,023,995)         (553,315)         (452,827)         (200,392)         (294,491)
                                           -----------       -----------       -----------       -----------       -----------

          NET ADDITIONS                      3,698,539          (812,453)        2,472,567           777,724           594,288

Net assets available for plan benefits
     at beginning of year                   26,469,395         3,548,476         4,941,678         2,074,965         2,761,051
                                           -----------       -----------       -----------       -----------       -----------

Net assets available for plan benefits
     at end of year                        $30,167,934         2,736,023         7,414,245         2,852,689         3,355,339
                                           ===========       ===========       ===========       ===========       ===========


                                                                          Fidelity Investments
                                          ------------------------------------------------------------------------------------
                                             Growth            Asset             Gov't             Short &
                                           & Income            Manager          Money Mkt        Interm Gov't         Loans
                                          -----------       -----------        -----------      -------------      -----------
ADDITIONS:

Contributions:
     Employee                                 691,902           534,750           543,833            59,995
     Rollovers                                 79,285            92,107            47,016
     Employer
                                          -----------       -----------       -----------       -----------       -----------
          Total Contributions                 771,187           626,857           590,849            59,995

Net Appreciation (Depreciation) in
     the fair value of Investments           (273,106)         (487,792)                2           (35,599)
Interest & Dividends                          388,850           174,904           102,894            30,591
Loan Interest                                  13,795            11,926            13,603             1,762

Loan issuances                               (143,007)          (70,659)         (121,050)           (4,759)          553,000
Loan repayments                                68,037            53,781            74,514             6,744          (289,155)
Forfeiture usage                               (1,244)             (352)
Transfer among funds                         (118,630)         (497,083)          850,339          (161,811)
                                          -----------       -----------       -----------       -----------       -----------

          TOTAL ADDITIONS                     705,882          (188,418)        1,511,151          (103,077)          263,845
                                          -----------       -----------       -----------       -----------       -----------

DEDUCTIONS:

Participants' withdrawals                    (413,894)         (419,302)         (653,717)           (4,277)          (31,780)
                                          -----------       -----------       -----------       -----------       -----------

          NET ADDITIONS                       291,988          (607,720)          857,434          (107,354)          232,065

Net assets available for plan benefits
     at beginning of year                   5,078,931         4,886,358         1,879,300           522,396           776,240
                                          -----------       -----------       -----------       -----------       -----------

Net assets available for plan benefits
     at end of year                         5,370,919         4,278,638         2,736,734           415,042         1,008,305
                                          -----------       -----------       -----------       -----------       -----------






   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        CAMBREX CORPORATION SAVINGS PLAN

                       Notes to the Financial Statements


     (1) DESCRIPTION OF PLAN

         The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (A) GENERAL

             The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings.

             The Travelers Fixed Income G.I.C. fund was frozen on December 31, 1992 and is being liquidated over a 5 year period (See Note 4).

         (B) ELIGIBILITY FOR PARTICIPATION

             Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or is a temporary or part-time employee scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

         (C) CONTRIBUTIONS

             A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 12% of his compensation on a before-tax or after-tax basis. Participant contributions may not exceed the legal limit. The Company matches 100% of the employee's contribution based on the first 3% of his compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. During 1995 and 1994, the Company match was made in treasury shares. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

         (D) VESTING

             A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in his matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account until a sufficient balance is available to reduce subsequent Company contributions. Forfeitures for 1995 and 1994 were $123,646 and $58,876, respectively. Cumulative unused balances in the forfeiture accounts amounted to $341,482 and $127,772 at December 31, 1995 and 1994, respectively.

                        CAMBREX CORPORATION SAVINGS PLAN

     (1) DESCRIPTION OF PLAN: CONTINUED

         (E) WITHDRAWALS DURING EMPLOYMENT

            A contributing participant may make withdrawals from the vested portion of his after-tax account balance prior to his termination of employment by filing a written request with the Plan Administration Committee. Pre-tax contributions are available only as provided by IRS regulation.

         (F) DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

            A participant, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in his account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $3,500, such participant must elect to receive a distribution of benefit prior to the first anniversary of his severance date or at age 65.

         (G) DEATH, DISABILITY OR RETIREMENT

            If a participant's termination of employment is due to death, disability or retirement, all amounts credited to his account are payable in one lump sum to him or his designated beneficiary.

         (H) LOANS

            The Loan Fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds. The interest rate on loans at December 31, 1995 and 1994 were 9.25% and 8.25%, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as updated from time to time.

         (I) PLAN TERMINATION

            Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

            In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested.

            Unless the Company's Board of Directors deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.

                        CAMBREX CORPORATION SAVINGS PLAN

     (2) SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         (A) NET APPRECIATION (DEPRECIATION)

             The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


         (B) PLAN EXPENSES

             Expenses of the Plan consist of fees charged by the Trustee and miscellaneous administrative costs. All administrative expenses incurred by the Plan are paid by the Company.

         (C) CONTRIBUTIONS

             Contributions to the Plan are recognized when authorized by the Plan sponsor.

         (D) FEDERAL INCOME TAXES

             The Internal Revenue Service issued it's latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         (E) CONCENTRATIONS OF CREDIT RISK

             The Plan's investments are self-directed by the participants in a Trust managed by Fidelity Investments with the exception of the Cambrex Stock Fund, which is both participant and non-participant directed. As of December 31, 1995 and 1994, respectively, Plan investments are allocated as follows: 39% and 35% of the investments are in the Cambrex Corporation Common Stock Fund, 21% and 18% in the Growth and Income Fund, 12% and 15% in the Asset Manager Fund, 15% and 12% in the Magellan Fund, 8% and 9% in the Government Money Market Fund, 4% and 9% in the Travelers Life Insurance Guaranteed Investment Contracts, and 1% and 2% in the Short & Intermediate Government Fund, respectively.

             As of December 31, 1995 and 1994, a portion of the Plan's assets were invested in Guaranteed Investment Contracts ("GICs"). The risk associated with GICs and their realizable value is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts.

             As of December 31, 1995, the concentration in the Cambrex Corporation Common Stock Fund was $15.3 million or 39% of the Plan. A significant portion ($3.5 million or 9%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Corporation Common Stock Fund. The balance of this fund ($11.8 million or 30%) is attributable to employer matching contributions made solely in company stock. This fund bears the risk associated with a single stock investment.

                        CAMBREX CORPORATION SAVINGS PLAN

     (2) SIGNIFICANT ACCOUNTING POLICIES: CONTINUED

         Funds offered within the Plan are diversified, allowing employees to self-direct participation on a broad range of Funds being offered. Employer matching contributions are made directly into the Cambrex Corporation Common Stock fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

         (F) USE  OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make signifiicant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         (G) RISKS AND UNCERTAINTIES

            The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     (3) INVESTMENT IN FIDELITY INVESTMENTS

         The assets of the Plan are invested by the participants in several funds held by Fidelity Investments. The funds currently available to participants are: Fidelity Growth & Income Portfolio, Fidelity Asset Manager, Fidelity Government Money Market Portfolio, Fidelity Magellan Fund, Fidelity Short & Intermediate Government Portfolio, and the Cambrex Stock Fund. Fidelity Growth & Income Portfolio seeks long term growth and a reasonable level of current income by investing in companies which offer growth potential while paying current dividends. Fidelity Asset Manager seeks high total return and reduced risk over the long term by allocating its assets among stocks, bonds, and short-term fixed income instruments. Fidelity Government Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentality's. Fidelity Magellan Fund is a large, diversified portfolio of common stocks and convertible securities seeking long-term growth of capital. Fidelity Institutional Short & Intermediate Government Portfolio seeks to provide a high level of current income in a manner consistent with preserving principal by exclusively investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentality's.

                        CAMBREX CORPORATION SAVINGS PLAN

     (3) INVESTMENT IN FIDELITY INVESTMENTS: CONTINUED

         The number of participants in each fund as of December 31, 1995 and 1994 were:


                                                                 1995     1994
                                                                 ----     ----
           Fidelity Growth & Income Portfolio                     536      517
           Fidelity Asset Manager                                 387      439
           Fidelity Government Money Market Portfolio             310      362
           Fidelity Magellan Fund                                 458      386
           Fidelity Short & Intermediate Government Portfolio      73       75
           Cambrex Stock Fund                                     746      747
           Travelers' GIC Fund                                    231      316





         Calculations of the portion of the total fund to be allocated to the Plan have been made by Fidelity Investments (the "Trustee"). The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks, and government securities. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Each fund has its own investment managers who exercise discretionary authority concerning investment vehicles within the fund.

         The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of investments. Investment income and gains and losses have been allocated daily at Fidelity in proportion to the market values of the respective plans', adjusted for contributions and distributions.

     (4) INVESTMENT IN TRAVELERS FIXED INCOME G.I.C.

         The investment in The Travelers' Guaranteed Investment Contract is valued at the contract rate plus accrued interest. As of December 31, 1992, the Company has discontinued to offer the Travelers Fixed Income G.I.C. as an investment alternative. As part of the discontinuance provisions of the contract, a minimum of 20% per year is to be transferred out of the Travelers G.I.C. and is available for investment into the funds based upon the employees current election options. The first transfer was made on March 1, 1993. In 1995, 46% of the fund balance has been transferred out either through participant transfers or distributions.

         The Plan adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 94-4 "Reporting of Investment Contracts by Health and Welfare Benefit Plans and Defined Contribution Plans" ("SOP 94-4") effective January 1, 1995. SOP 94-4 requires that fully benefit-responsive contracts be reported at contract value. The fixed income account represents an investment in a guaranteed investment contract which is considered fully benefit-responsive, as defined by SOP 94-4. The average yield on these investments was 4.78% and 4.93% for the year ended December 31, 1995 and 1994, respectively. The crediting interest rate was 4.75% and 4.95% as of December 31, 1995 and 1994, respectively.

                        CAMBREX CORPORATION SAVINGS PLAN

     (5) RELATED PARTY TRANSACTIONS

         The Cambrex Stock Fund invests solely in Cambrex Corporation common stock and maintains 3-4% liquidity. Employee contributions are used to buy units in the fund. The employer matching contribution is made in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares are traded on the AMEX. Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations.

                                                                      Schedule 1
                        CAMBREX CORPORATION SAVINGS PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1995




Description of Assets/Investment                                                           Units        Cost      Fair Value
--------------------------------                                                        ----------   ----------   ----------
Investments Managed By Fidelity Investments:

      Travelers GIC Fund                                                                 1,529,680  $ 1,529,680  $ 1,529,680

      Cambrex Stock Fund                                                                   540,235    7,479,699   15,315,652

      Fidelity Magellan Fund                                                                66,768    5,054,450    5,740,681

      Fidelity Growth & Income Portfolio                                                   295,016    6,363,675    7,980,187

      Fidelity Asset Manager                                                               281,561    4,007,410    4,462,748

      Fidelity Retirement Money Market Portfolio                                         3,245,103    3,245,103    3,245,103

      Short-Intermediate Gevernment Portfolio                                               49,864      484,712      480,188
                                                                                                    -----------  -----------

                                                                                                    $28,164,729  $38,754,239

Participant Loans (Lowest & Highest interest rates were 6.5% and 11.0%, respectively)                              1,241,953
                                                                                                    -----------  -----------
                                                                                                    $28,164,729  $39,996,192
                                                                                                    ===========  ===========

                                                                      Schedule 2
                        CAMBREX CORPORATION SAVINGS PLAN

              Item 27(d) - Schedule of 5% Reportable Transactions

                                December 31, 1995




                                                           Acquisitions                           Dispositions
                                                    ---------------------------     ----------------------------------------
                                                      Number of                       Number of                   Realized

Description of Assets/Investments                    Tranactions       Cost         Transactions   Proceeds      Gain/(Loss)
---------------------------------                   -----------     -----------     -----------  -----------     -----------
INVESTMENTS MANAGED BY
         FIDELITY INVESTMENTS:

Cambrex Stock Fund                                          190      2,595,419            138      3,322,356      2,141,931

Fidelity Magellan Fund                                      185      2,661,291             95      1,207,418        137,892

Fidelity Growth & Income Portfolio                          176      2,397,312            102      1,390,998        148,811

Fidelity Asset Manager                                      172      1,165,944            119      1,553,360         54,008

Fidelity Retirement Money Market Portfolio                  142      1,812,072             97      1,304,422

                              CAMBREX CORPORATION

                              PART III - NARRATIVE



The due date for the Cambrex Corporation Savings Plan Annual Report on Form 11-K coincides with the due date for the Cambrex Corporation's Annual Report on Form 10-K. Therefore, additional time is required to prepare complete and accurate financial statements for the savings plan, to conduct the related audit, and to prepare Form 11-K.